UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                          ANNUAL FILING
                                          (Amendment No. "1")

Sunterra  Corporation
(NAME  OF  ISSUER)
Common  Stock
(TITLE CLASS OF SECURITIES)
86787D208
(CUSIP  NUMBER)
12/31/04
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE 13D-1(B)
               ( )  RULE 13D-1(C)
               ( )  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP  NO.  86787D208                                             PAGE  2  OF  9


1.   NAME OF REPORTING PERSON/EIN
     General Motors Investment Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

     NOT APPLICABLE                                   A __

                                                      B __

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


5.   SOLE  VOTING  POWER
     SHARES          0
6.   SHARED  VOTING  POWER
     SHARES          1,046,805.00
7.   SOLE  DISPOSITIVE  POWER
     SHARES          0
8.   SHARED  DISPOSITIVE  POWER
     SHARES          1,046,805.00
9.   TOTAL  BENEFICIALLY  OWNED
     SHARES          1,046,805.00

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT APPLICABLE

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.51%

12.  TYPE OF REPORTING PERSON*
       IA, CO


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CUSIP  NO.     86787D208                                          PAGE  3  OF  9


1.   NAME OF REPORTING PERSON/EIN
     General Motors Trust Company, as trustee for GMAM Investment Funds
     Trust II
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

     NOT  APPLICABLE                                   A __
                                                       B __
3.   SEC  USE  ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      New  York,  New  York


5.   SOLE  VOTING  POWER
     SHARES          0
6.   SHARED  VOTING  POWER
     SHARES          1,046,805.00
7.   SOLE  DISPOSITIVE  POWER
     SHARES          0
8.   SHARED  DISPOSITIVE  POWER
     SHARES          1,046,805.00
9.   TOTAL  BENEFICIALLY  OWNED
     SHARES          1,046,805.00

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT  APPLICABLE

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.51%

12.  TYPE OF REPORTING PERSON*

      EP


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SCHEDULE  13G                                                     PAGE  4  OF  9

ITEM  1.

     (A)  NAME  OF  ISSUER
          Sunterra  Corporation  ("SNRR")

     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          3865  West  Cheyenne  Avenue
          North  Las  Vegas,  NV  89032
          USA

ITEM  2.

     (A)  NAME  OF  PERSON  FILING

          (i)  General Motors Investment Management Corporation
               ("GMIMCo")
          (ii) General Motors Trust Company, as trustee for GMAM Investment Funds Trust II ("Trust")


     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE

          (i)  GMIMCo
               767 Fifth Avenue
               New York, NY 10153
          (ii) Trust
               767 Fifth Avenue
               New York, NY 10153


     (C)  CITIZENSHIP

          (i)  GMIMCo - Delaware
          (ii) Trust - New York


     (D)  TITLE  CLASS  OF  SECURITIES
          Common  Stock

     (E)  CUSIP  NUMBER
          86787D208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(SELECT)

     (E)[x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

     (F)[x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 Or Endowment Fund (in the case of the Trust) SEE SECTION 240.13d-1(b)(1)(ii)(F)


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                                                                     PAGE 5 of 9

ITEM  4.  OWNERSHIP
The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. One investment manager acting with respect to the Plans is DDJ Capital Management, LLC(the "Manager"). GMIMCo and the Manager have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans and GMIMCo's authority to terminate the Manager, the following information is being provided as of December 31, 2004 with respect to such securities of the Issuer under management by the Manager for the benefit of the Plans (1):

     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)          GMIMCo          -     1,046,805.00
          (ii)         Trust           -     1,046,805.00

     (B)  PERCENT  OF  CLASS

          (i)          GMIMCo               -     5.51%
          (ii)         Trust                -     5.51%

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          (I)   SOLE POWER TO VOTE  OR  TO  DIRECT  THE  VOTE
                        0
          (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE  -
                        Same as set forth under Item 4 (a) above
          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION -
                        0
          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF- Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
            NOT  APPLICABLE
--------------
(footnotes)
 (1) Pursuant to Rule 13d-4. The Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement


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                                                                     PAGE 6 OF 9

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT  APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          NOT  APPLICABLE


ITEM 10. CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                                     PAGE 7 of 9


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 2005

                          GENERAL MOTORS INVESTMENT MANAGEMENT
                          CORPORATION


                          By: ______________________________________
                               Name:
                               Title:


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                                                                     PAGE 8 of 9

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 2005

     General Motors Trust Company, as trustee for GMAM Investment Funds Trust II


                    By: ______________________________________
                         Name:
                         Title:


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                                                                     PAGE 9 of 9


JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Sunterra Corporation is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February ___, 2005




     General Motors Trust Company, as trustee for GMAM Investment Funds Trust II

                    By:____________________________________
                         Name:
                         Title:




                    GENERAL MOTORS INVESTMENT MANAGEMENT
                    CORPORATION


                    By:____________________________________
                         Name:
                         Title:


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